Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
410 - 475 West Georgia Street
Vancouver, British Columbia
V6B 4M9

Item 2.	Date of Material Change

April 7, 2011

Item 3.	News Release

The Company’s news release dated April 7, 2011, was disseminated by Marketwire, Incorporated on April 7, 2011.

Item 4.	Summary of Material Change

The Company announced that its subsidiary, Petaquilla Gold, S.A. (“Petaquilla”), has received an invitation to join the Panamanian Association of Exporters (APEX), which has recognized Petaquilla’s contribution to the growth of the Panamanian economy and its success in the past year of becoming Panama’s leading exporter.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Rodrigo Esquivel, President of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated April 7, 2011

PETAQUILLA MINERALS LTD.

Per:	/s/ Rodrigo Esquivel
Rodrigo Esquivel
President

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Rodrigo Esquivel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Gold, S.A.
- Largest Exporter in Panama -

Vancouver, BC - April 7, 2011: Petaquilla Minerals Ltd. (the "Company") is pleased to announce that its subsidiary, Petaquilla Gold, S.A. (“Petaquilla”), has received an invitation to join the Panamanian Association of Exporters (APEX), which has recognized Petaquilla’s contribution to the growth of the Panamanian economy and its success in the past year of becoming Panama’s leading exporter.

About Petaquilla Minerals Ltd. Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama. The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometre concession lands, a region known historically for gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Rodrigo Esquivel
President

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.